Filed by Noble Energy, Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933
                                    and deemed filed pursuant to Rule 14a-12 of
                                            the Securities Exchange Act of 1934

                                  Subject Company: Patina Oil & Gas Corporation
                                                  Commission File No. 001-14344


     This filing relates to the proposed merger between Noble Energy, Inc. ("Noble") and Patina Oil & Gas Corporation ("Patina") pursuant to the terms of an Agreement and Plan of Merger, dated as of December 15, 2004, by and among Noble, Patina, and Noble Energy Production, Inc. (the "Merger Agreement"). Noble has filed the Merger Agreement with the U.S. Securities and Exchange Commission (the "SEC") as Exhibit 2.1 to the Current Report on Form 8-K filed by Noble on December 16, 2004, which report is incorporated by reference into this filing.

Forward Looking Statements

     The following transcript of the investor conference call conducted by Noble and Patina on December 16, 2004 contains statements that constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements contained in the transcript that are not statements of historical fact may be deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "predicts," "expects," "envisions," "hopes," "estimates," "intends," "will," "continue," "may," "potential," "should," "confident," "could" and similar expressions are intended to identify forward-looking statements. These statements are based on Noble's and Patina's current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. Risks, uncertainties and assumptions include 1) the possibility that the companies may be unable to obtain stockholder or regulatory approvals required for the acquisition; 2) the possibility that problems may arise in successfully integrating the businesses of the two companies; 3) the possibility that the acquisition may involve unexpected costs; 4) the possibility that the combined company may be unable to achieve cost-cutting synergies; 5) the possibility that the businesses may suffer as a result of uncertainty surrounding the acquisition; 6) the possibility that the industry may be subject to future regulatory or legislative actions; 7) the volatility in commodity prices for oil and gas; 8) the presence or recoverability of estimated reserves; 9) the ability to replace reserves; 10) environmental risks; 11) drilling and operating risks; 12) exploration and development risks; 13) competition; and
14) the ability of management to execute its plans to meet its goals and other risks that are described in SEC reports filed by Noble and Patina. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from the results and events currently expected by Noble and Patina. Noble and Patina assume no obligation and expressly disclaim any duty to update the information contained herein except as required by law.

Where to Find Additional Information about the Transaction

     In connection with the proposed acquisition, Noble and Patina plan to file relevant materials with the SEC, including one or more registration statement(s) that contain a prospectus and a joint proxy statement (the "Joint Proxy Statement/Prospectus"). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY (IF AND WHEN THEY BECOME AVAILABLE) AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NOBLE, PATINA, THE TRANSACTION AND RELATED MATTERS.

     Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed with the SEC by Noble may be obtained free of charge from the Investor Relations section of Noble's website at www.nobleenergyinc.com. The documents filed with the SEC by Patina may be obtained free of charge from Patina's website at www.patinaoil.com. Investors and security holders are urged to read the Joint Proxy Statement/Prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed acquisition.

     In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, Noble files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Noble at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Noble's filings with the SEC are also available to the public from commercial document retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Interests of Certain Persons in the Transaction

     Noble, Patina and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Noble and Patina in favor of the acquisition. Information about the executive officers and directors of Noble and their ownership of Noble common stock is set forth in the proxy statement for Noble's 2004 Annual Meeting of Stockholders, which was filed with the SEC in March 2004. Information about the executive officers and directors of Patina and their ownership of Patina common stock is set forth in the proxy statement for Patina's 2004 Annual Meeting of Stockholders, which was filed with the SEC in April 2004. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Noble, Patina and their respective executive officers and directors in the acquisition by reading the Joint Proxy Statement/Prospectus regarding the acquisition if and when it becomes available.

Transcript of the Conference Call

     On December 16, 2004, Noble and Patina hosted a joint investor conference call that was simultaneously webcast to discuss the merger of Noble and Patina. The transcript of the conference call is attached hereto.


                               NOBLE ENERGY INC.
             CONFERENCE CALL FOR DECEMBER 16, 2004 @ 10:00 A.M. EST
                          CHAIRPERSON: CHUCK DAVIDSON
             EMAIL TRANSCRIPTION TO: jpippenger@nobleenergyinc.com

--------------------------------------------------------------------------------

Operator:
Welcome to the Noble Energy conference call. As a reminder, this call is being recorded. I would now like to turn the call over to Chuck Davidson, Chairman, President and CEO.

Chuck Davidson:
Good morning, everybody. This is Chuck Davidson and I'd like to welcome you to our conference call. Thank you for joining us on such short notice. With me on the call this morning is Tom Edelman, Chairman and CEO of Patina Oil and Gas

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

Corporation, and of course what this call is all about is the two companies just announced this morning that we have entered into a merger agreement, and I'll be going through the transaction. Both of us will be talking about the benefits to our shareholders. We'll be talking about what we see as the real opportunities, and what I think is just a tremendous combination of two companies going forward.

With me on this end also is Dave Stover, our Senior Vice President of Domestic Operations and Business Development, and James McElvany, our CFO. We do have, ah...this is a slide presentation. I hope that either you pull these down from the Web or you're looking at the webcast on the Internet, and as we go through that I would just remind everyone that we will be making some forward-looking statements and certainly you should be referring to both the Noble Energy as well as Patina's Websites in terms of greater detail on forward-looking statements and to refer to our various filings on that.

Just in talking about the transaction, again we've announced an acquisition with an overall transaction value of about $3.4 billion, and as you break that out it's made up of about $1.8 billion of equity, $1.1 billion of new debt and $500 million of assumed debt. And it's important to note in this that of that assumed debt about a little over $300 million is the current net debt of Patina Oil and Gas. And there will be another just under $200 million of additional debt incurred just prior to closing due to the anticipated termination of the existing Patina hedges on their production. 60% stock, 40% cash is the consideration. Excluding options and warrants we would expect that Noble will be issuing approximately 27 million shares.

As we go forward on this transaction, we see this as immediately accretive to earnings per share, discretionary cash flow per share. It's, I think, overall got not only some excellent financial metrics but great strategic benefits for both companies as well. At the end of the day, the pro forma ownership is roughly 68% Noble, 32% Patina. There are five current directors on Noble's board and of course joining us will be Tom and one other director from Patina.

And just looking at the key terms and conditions, as you look forward this is again a cash and stock transaction. The Patina shareholders can, subject to proration, elect either cash or Noble stock. In either case in looking at it, the cash equivalent per share is $14.80 plus the value of 0.3751 shares of Noble stock, and again valued during a specified period just prior to closing. Again, it will be approximately 60% Noble stock and 40% cash.

We would estimate the closing to be in the March/April timeframe of next year, and of course it's subject to approvals of the Noble and Patina shareholders as well as normal regulatory approvals. And there is a termination fee on this agreement of $100 million.

I wanted to speak a little bit about how we saw the transaction, and I've asked Tom to look at it as well for the Patina shareholders. From our perspective we see this as a very important transaction for Noble Energy, one that really fills a niche that we have been looking to fill for some time. Overall, it increases our reserves and production by over 50%. It clearly increases our domestic reserve life, and as you can see, our reserves per share increased by some 12%.

More importantly, it introduces new core areas in some very important basins, especially gas basins here in the U.S., in the Rockies as well as Mid-continent. I think also, when we look at what Noble has been doing recently and especially as we've been expanding and adding opportunities in the Rockies, we see that Patina's excellent expertise and in tight gas reservoirs will help us enhance our assets as well.

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

Also, with the high-return Patina projects that are predominantly exploitation and development projects, it reduces our risk and reduces our reliance so much for growth here in the U.S. on exploration and provides a more balanced investment portfolio going forward for the U.S.

I think another thing that really was attractive to us, and very exciting, was the multi-year project inventory. We'll talk about it a little bit later, but seven or eight years of projects identified now that really give this some tremendous running room in the areas that we're talking about. Again, immediately accretive by our estimates on earnings per share and discretionary cash flow increases the free cash flow capacity. And that comes from both companies. And importantly we have already and will continue to implement, a hedging program that will protect these cash flows.

I think at this point I'd like to turn it over to Tom, and he can add his perspective on this transaction.

Tom Edelman:
Thank you Chuck, and good morning ladies and gentlemen. We're obviously delighted to ally ourselves with Chuck and with Noble Energy. As you know, we've had phenomenal growth at Patina over the last eight years, increasing the value of this asset base by sixteen-fold in the last roughly eight and a half years, and our feeling has been at our management and board level that as we approach $5 billion in size that we were going to need to contemplate, as any good domestic independent would, moving offshore as well as internationally. And that is a daunting prospect to do from scratch.

By doing this transaction, we not only received an attractive price and a potential for liquidity for our shareholders, but we've allied ourselves with someone with an unusually strong, in our view, international and offshore portfolio. So we're very excited about the affiliation and what we think Chuck and his management team, along with our management to the extent of our expertise, as Chuck mentioned, in the onshore basins can do going forward.

In terms of looking at the company, we think that the market and the risk profile of the company will take great benefit from having the majority of the reserves in the domestic arena to balance, really, the phenomenal growth and success Chuck and his guys have had bringing on stream these very impressive international projects, and going forward to continue to build on that strength domestically both from the Patina asset base and from the base of the Noble assets that had already been built up prior to this transaction. But we think we can bring with our expertise substantial additional value.

We gain the exposure and yet we have the opportunity for the liquidity. Our shareholders can choose, whether they believe as I do and our management and board does, that this has enormous potential, to stay with it or to use the liquidity in the transaction to take what in every shareholders' case has been a very attractive profit. And finally, as we continue to grow this entity, and I look forward along with one of our directors, Jeffrey Berenson, to joining Chuck and his board working with him in that capacity long term, that the financial flexibility of Noble's investment grade rating opens up in this kind of market substantial additional opportunities for growth going forward. So we're very, very enthusiastic. And at this point, Chuck, I'll turn it back to you.

Chuck Davidson:
Thank you, Tom. And really getting to Tom's point, I think, as we look at this next slide and you look at the combined company and the assets that it has not only U.S. but worldwide, we really think this now with this very important addition with Patina really brings an outstanding combination of a very diverse asset base globally.

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

As Tom and I began to consider this, and this was not something that was done quickly or without thought by any means, we started our discussions back in July and certainly they started from a strategy standpoint and I think went exactly along the lines that Tom just outlined to you as the benefits we saw of a larger, stronger company with a good diverse set of assets. And you can see that it's a very nice domestic position not only in the Gulf of Mexico, primarily growing in the deep water with our recent announced successes, but now an extremely strong position domestic onshore. And as you've heard in the past from Noble, we've had tremendous success in the international arena with our projects in Ecuador, China, Equatorial Guinea and Israel, as well as production at North Sea and opportunities in all these areas including Argentina.

But getting more to this particular transaction, the chart here shows that Patina really adds some very significant assets in the key growth basins. And as Tom pointed out, assets that have a real track record and an organization that really has a track record of not only growing those assets but generating high-return projects going forward. And I think as we talk about these projects, I think you get a sense as to what a great inventory, depth of inventory, these assets bring.

The map just shows the key focus areas. Again, this is primarily in the Rockies and Mid-continent. Of course, the very strong, very strong Wattenberg position, in the D-J basin, but also a very strong Mid-continent position that's growing rapidly as well, complemented by positions in the San Juan and the Central areas. And again, we'll have more on that as we go through a little bit.

But then when you look at how it all adds up, and then you add in what Noble has been recently doing in some of these areas, it really rounds out to a very nice domestic position. And in this case we've primarily highlighted areas that we have been building in the onshore area of the U.S. including in the Rockies in the Bowdoin Field. We recently announced we were going with a 200-well drilling program, in the Niobrara that's actually very close by to the D-J Basin. Wind River, which is our Iron Horse project, which we're seeing some good results. And I would say that all of these can employ some of the great technology that Patina has been developing in their assets. So it's a great complement to the portfolio. I think even more to the point, we have just recently added to our position some substantial acreage in the Piceance Basin, have already begun a drilling program there, and once again I think that's one that will benefit from Patina's expertise.

As was noted in the release, we do intend to retain Patina's Denver office. And clearly that will continue as a regional office to really manage some very significant assets as we see here in the Rockies and Mid-continent areas.

Just quickly looking at how the reserves are rebalanced, we can see that we've gone from a company which has indeed had a remarkable growth and success in international where the year-end last year, our international reserves were approximately 70% of the company, but it now rebalances very nicely. And as you look at the end after the conclusion of this transaction we'll once again be almost even, in fact a little bit more domestic than international on a reserve basis.

And as we look also at how the production unfolds, again we see that it strengthens the domestic onshore, particularly in these longer-lived basins in the Mid-continent and Rockies. It continues our trend of reducing the reliance that we have in our portfolio on the Gulf of Mexico shelf. And I just remind many of you that just a few years ago almost 70% of Noble's production came from the Gulf of Mexico and that was almost entirely the Gulf of Mexico shelf. Following this transaction, again on kind of a current pro forma basis, that would be down to some 24%. And I think the good news there is of that 24% what we see is a growing component in the deepwater as we go forward. Again, I think it puts in good perspective and balances our international assets along with a strong domestic position.

So I think, as we look at this next slide, I think we have really answered all the questions that are on this why Patina Oil and Gas. It makes strategic sense; it fits what our articulated strategic objectives have been over the past year or so. Again, this is something that we have been considering for a long time and this, certainly we're so pleased that we could come about with this transaction because Patina really satisfies these objectives. And again, the points that are listed on this page in terms of the very large multi-year inventory of projects, the balance and risk, the ability to tap in and to take advantage of what is I truly believe going to be one of the very important basins, particularly for gas here domestically in the U.S. and that's in the Rockies and Mid-continent area for well beyond the next decade. And so it's a great opportunity for us. It gives us the flexibility to continue to high-grade our portfolio.

And it just kind of goes to this chart. If we would have shown this chart a week ago, we could have checked three of these boxes. Certainly in terms in the growth area, in terms of our international developments, we've been making very good progress this year on our cost reductions both cash and non-cash costs, and certainly our financial flexibility is enhanced. But again, the one that we really couldn't check off was the addition and supplement to our domestic base, and Patina fits that perfectly.

As Tom pointed out, they have just an amazing track record of growth and it's a complement to the organization, it's a complement to the assets. You can see an average compound growth rate over the period from 2001 to projected 2005 of almost 25% per year, and on a reserve basis 30% per year.

I think with that I'm going to ask Dave Stover, from his perspective, to talk a little bit about our view on the Patina asset base. And I know you'll have some questions at the end, and Tom and I will look forward to answer those as well. But I'd ask Dave to kind of step through here these next few slides and just talk about what we see going forward as this comes in and becomes a part of Noble Energy.

Dave Stover:
Thank you, Chuck. I'd say this slide is appropriately named. I mean the existing proved reserve base provides an extensive inventory of stable production, low-cost operation, significant inventory of high-rate-of-return projects. The nice blend with that is the large inventory of probable and possible projects. We see together over 10,000 projects identified, as Chuck alluded to earlier, at current rates at over an eight-year inventory of projects.

The other key parameter on here that we're very excited about is the ability to control the timing and development of these projects. You can see about 95% of the value is under Patina's operating control. The other piece we've already mentioned is the focused asset base, again in the Wattenberg and Mid-continent piece. And again, this blend of two companies gives us the opportunity to use the expertise of both companies as Patina has a very strong, highly developed engineering and operating base.

Moving now into a brief overview of each of the areas, starting with the Wattenberg field, the map indicates how the Wattenberg field is located adjacent to some of the operations Chuck's alluded to that we're expanding in the Rockies already. In Wattenberg, Patina is the largest operator in the field, has a strong track record of growth in the field and, as you see from the resources, has both proven reserves and the probable and possible reserves to continue that growth position in the field. Again, large gas position, close to 70% gas, long reserve life, 13-year reserve life with a lot of projects. And again, looking at the control item, 99% operated with a high working interest.

Step through that to the more specifics on Wattenberg. Another exciting part of the inventory to us is the multi-pay horizons in the field. Concentration so far has been on the Codell, Niobrara and J-Sand opportunities with a nice

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

blend of opportunities from drilling stimulations and recompletions. Step beyond that and (inaudible) zones with additional opportunity.

Moving to the Mid-continent area, Patina's been growing their position in this area, especially in the Anadarko Basin. I'd say around two-thirds of the Mid-continent value comes from the Anadarko Basin. And on the next slide, in a minute I'll show you a little better picture of where they're active. Has not only the gas, growing gas position in the Anadarko Basin both Texas and Oklahoma portion, but also a nice stable oil production, some shallow water floods in the Ardmore Basin of Oklahoma. Again, a nice blend of proven reserves and probable and possible reserves, 70% gas and again a nice long reserve life, 15-year reserve life with 80% operated.

Drilling down a little further in the Mid-continent area, one of the more active areas for Patina has been the Buffalo Wallow area in the Texas Panhandle. Recently approved 20-acre down-spacing, it sets up a tremendous amount of additional locations in that area to provide continued growth. Also stepping out into another area, in the Billy Rose area, where they've got a nice acreage position, early indications have been very promising, and we're excited to see what that can do.

Also in the Anadarko Basin, planned some other plays, a Red Fork play in Oklahoma, in the Oklahoma portion of the Anadarko Basin, and then also looking at some opportunities to expand the water floods. Here the--of the 800 identified projects, probably almost three-quarters of them are drilling opportunities.

Step into the San Juan Basin. Another nice mix of probable and possible opportunities compared to the proven reserve base. Production has been small as it's a new area for Patina, but it's also an area we think that can provide a platform for growth. And you can see the 26-year reserve life, mainly playing the conventional plays, Mesaverde, Dakota. Approximately 500 projects identified in this area, about half of them drilling and half of them recompletion.

Stepping to the central region, which is primarily Illinois and Kansas Basins mainly made up of some mature water floods that have really held pretty much flat over the last few years with very little capital required. Again, about 15 million barrel proven reserves, it's about 11% gas, more oil dominated in this piece. But again, a long reserve life, 10-year reserve life, and a tremendous amount of control with 93% of it operated.

The last area I want to mention is the new ventures area. This is an area we're excited about. Patina's been stepping out there and leasing acreage in a number of areas, targeting some of the shale formations...really taking some of their stimulation knowledge and taking it and expanding it and applying it in some other areas. I guess it's really all I can say about where now it is in domestic, and it's not Barnett shale. But they've got a position already of over 70,000 net acres with drilling expected to begin here in early 2005.

The last slide I'll talk about before turning it over to James shows a pie chart with resources and projects put in a number of different ways. You can see the mix between the proven categories and the probable and possible inventory of projects and resources. You can see the largest portion obviously in the Wattenberg area with the second-largest portion in the Mid-continent area. I guess with that I'll turn it over to James.

Chuck Davidson:
Thanks, Dave. Before James starts I'll just add one thing. Another attractive feature here is Patina is considered one of the low-cost operators. Between the way they've managed their business and the quality of assets that we see here, it certainly enhances our position, and James is going to start on this

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

final section and first start talking about how we see improvements in the cost structure of our domestic business.

James McElvany:
Thank you, Chuck. As Chuck has mentioned, Noble has been decreasing its cost structure over the last few years. As we take a look here for the nine months on a pro forma basis of both Noble and Patina, you can see by this schedule that we have further reductions in our overall cost structure, down approximately 6% for this period, and we're very excited about that potential.

If we could, let's share with you the guidance for 2005. This would really be the first time Noble's had an opportunity to share its guidance. I think what we have said in the past is we were expecting a 10% production growth for 2005, and if you'll focus there on that first column that is where our projections still lie. This is the full-year view. You can see continued enhancement in lease operating cost, SG&A and DD&A has continued to come down along with the ramping up of some of our international projects.

If you'll take a look there at the full-year pro forma, bearing in mind that this will be this transaction closing in the March to April timeframe, so it's really a combination of these two columns that you'll want to build into your model. We're showing a 10 to 11% combined growth rate. That's obviously from the combined 2004 numbers. We've given you volumes here of 175,000 to 180,000 barrel equivalents per day of production. You can see further enhancements in our lease operating cost, this number is without production tax I might point out, additional reductions in SG&A.

We do see a modest increase on the DD&A side, but bear in mind we're going from Noble's 30% domestic reserves now in this combined basis to 55% of domestic reserves. So I think it's natural to expect some increase in that particular cost structure.

Exploration costs, exploration expense stays basically flat on the combined entity basis. As you saw in the previous slide, that really brings the exploration down on a per unit basis.

Capital expenditure numbers included here just under a billion dollars for the combined entity. And then the effective tax rate comes down, and we're expecting the deferred percentage to increase modestly.

On the next page, this is a view of the combined proved reserves for the end of 2003 with Noble's 457 million barrel of oil equivalents and Patina's 253 million barrel equivalents. You can see our placement here in our peer group with just over 700 million barrel of oil equivalents.

On the next slide, the enterprise value, you can see Noble winds up at a $7.7 billion pro forma number and its placement within its peers. If we could take a quick look at the capitalization slide, you can see Noble's current position. This is projected to the end of this year. We currently will have by the end of the year approximately $880 million of debt giving us currently a 38% debt-to-book capital ratio. This in the pro forma slide, see the acquisition loan of $1.3 billion that we envision that being a revolver, a five-year revolver, which provides us with maximum pay-down flexibility. You see the additional bump in the credit facility there for the balance that exists against Patina's current credit facility.

This puts us at just about a 45% debt-to-book capital ratio on a pro forma basis. The good news is this combined entity still generates very strong free cash flow. On the next slide you can see one of our points there about the middle of the page that debt reduction levels will be down within three years. There's actual possibilities that that can occur before that timeframe. We've given ourselves a little latitude.

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

I mentioned earlier the five-year financing to provide financial flexibility. We like this also because the large amount of free cash flow puts us in a position to take on even larger potential expanded projects in the deep water and in the international arena, certainly not leveraging ourselves up as much as would have historically as a result of this large quantity of free cash flow that'll be generated. And we have a hedge position that we are putting in place to ensure that we do obtain these estimated free cash flows.

On the next slide, our hedging strategy itself is designed to protect cash flow from operations for both capital needs and debt reduction. You can see currently that we have hedged against Noble's existing production, for approximately three and a half years starting in May of `05 through 2008, approximately 80 million a day in gas, 7,000 a day in crude. The benefit of layering these into Noble's existing production, which in the outer years has not been hedged, is we will not expose ourselves to any P&L impact during the interim period pre-closing as a result of not having this treated as a hedged transaction.

We do have... we are in the process of putting on fixed rate swaps, and our plan is to go up to 75% of Patina's existing production. And with that I'm going to let Chuck close this up.

Chuck Davidson:
Great. Thank you, James, and again we want to make sure we have plenty of time for questions. But clearly, we see this as an important strategic repositioning for Noble Energy. We will come out of it certainly stronger and a more balanced company, reserves and production increasing 50%. But I think even more importantly is the enhancement of the domestic business, particularly domestic onshore and the very significant portfolio of opportunities and multi-year projects that this brings us that will create opportunities to invest some of that free cash flow that James spoke about.

We see our exploration going forward as a strong program, one that continues to focus on significant opportunities as we look at our international program, deep-water program. We continue to move our exploration towards things that can have a significant impact, and this transaction will allow us to continue on that path by adding to the inventory a deep breadth of exploitation and development projects. And, as James pointed out, this company with its balance sheet and its stability, its growth profile, its portfolio and asset quality really will lend itself nicely to being able to take on major projects going forward.

Talked about the big inventory projects. I think there is a very nice synergistic effect here of bringing Patina's excellent expertise in these onshore long-lived gas basins, to bring them over and to really aid in Noble's current portfolio as well. Domestic costs continue to improve. Clearly, we see this as immediately accretive to earnings and cash flow and coming out of it combined additional free cash flow.

So again, we're real excited about the opportunity. We're looking forward, I'm really looking forward, to working with Tom and the Patina team as we go forward to pull together what we spoke about when we started to think about this as really a great energy company with both domestic and international expertise and domestic and international capacity for growth.

I think with that, Michelle, Tom and I are certainly available and would like to open it up for questions.

Operator:
Thank you. We will now begin the question-and-answer session. To place yourself into the question queue, please press star 1 on your touchtone phone. If you're using a speakerphone, please pick up your handset and then press the star 1. Please go ahead if you have any questions. Your first question comes from Shawn Reynolds. Please go ahead.

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Shawn Reynolds:
Hi, Chuck.

Chuck Davidson:
Good morning.

Shawn Reynolds:
Congratulations. Real quick, with regard to the Gulf of Mexico production, you said pro forma it's going to represent about 24% of total and an increasing part of that is deepwater. Could you break that down between deepwater and shelf?

Chuck Davidson:
Well right now, when we look at Noble right now, we're running about, as our total Noble about 7 to 8% deep water and the remainder is in the shelf. So if you look at it, two-thirds shelf and about one-third deepwater. And basically, as we go forward, we see this, as we've talked about before, the deepwater component is rapidly growing, especially with the three deepwater projects we're bringing on in the next few years.

Shawn Reynolds:
What would be the basic program for the conventional shelf?

Chuck Davidson:
When we look at the conventional shelf, you know, we continue to look at exploitation opportunities there. But we have significantly reduced our exploration on the shelf. We do see some things, and we are pursuing some opportunities in the eastern shelf in the carbonate play, and even now a deeper Cotton Valley play. But certainly more recently here we've been really focused on the exploitation opportunities we have on the shelf and have moved the exploration in just a few niche areas and clearly moved more of that and are shifting more of that in 2005 into deepwater.

Shawn Reynolds:
Right. With all this free cash flow you're generating, you're probably going to address the balance sheet, I would think a little bit. But, you know, that wouldn't take much work. Would you, you know, kind of envision eventually getting to a share repurchase program?

Chuck Davidson:
I think that's a little further down the road. But as we've talked in the past, we have to look at all the opportunities, the share repurchase, dividends. You're right, in the near-term we'll focus on the balance sheet, but I think we can address that fairly quickly, especially with the current commodity market and our ability to hedge a significant amount of the increased production. So we have to look at all of those as well as make sure that we've got capacity to address what could be down the road fairly significant opportunities in international. As we moved our exploration into the larger projects there, some of those have some very significant follow-up development opportunities on success of exploration, particularly in West Africa.

Shawn Reynolds:
Thank you.

Chuck Davidson:
Thank you, Shawn.

Operator:
Thank you. Your next question comes in from David Khani. Please go ahead.

David Khani:
Yeah, hi guys. What kind of prices do you think you can get for your hedges looking out through 2008? What does the strip bear for us right now?

Chuck Davidson:
Well, you know, as we noted, our average that we have done already was a little over $6 on gas, I think it was $6.13, and that's an average over that period of time. And the average crude for those hedged is $38.58. And of course these are very recent hedges, so represents really the market today.

David Khani:
Okay.

Chuck Davidson:
You know, it shifts around. I mean, but you can look at the curve and see the backwardation, but basically while those are the averages, and we'll be providing all the details by year or by quarter on our hedges as we've done in the past. They basically follow the curve.

David Khani:
Good. Where do you think you're going to add value on the drilling side? What do you think, sort of some of the hidden value? Is it the trifrac, the five-spot, the San Juan basin program that is I guess pretty early stage, or are you putting some extra... is there any value also for some of this new venture that's been... that Tom has been hiding from us for a while?

Tom Edelman:
Should I try that, Chuck?

Chuck Davidson:
Yeah, I want you to try that.

Tom Edelman:
Well, first of all, I hope I haven't been hiding it from you. We like to think we are being prudent as we accumulate the acreage. But in any case, we are obviously enthusiastic about this shale play that we're putting together, but it's early stage and the first drilling won't take place till the end of the first quarter. So we're optimistic but we have no particular evidence other than our geological and geophysical work to base it on. So that remains to be seen although we'll probably know quite a bit in the first half.

In terms of what the Patina assets contribute here in terms of reserves and production, other than the shale play, we think it's very much a continuation of what we've been doing and talking about. During the course of '04, the Niobrara completions have become dramatically more important in terms of how we see the next couple of years and they continue to work superbly. Trifracs, which they're still a major learning curve, we think ultimately will impact most of our wells very much as the refracs have, and there continues to be quite a lot of recompletion work to alternate zones, shallower zones in the case of the J- and the D-sand completions, deeper and some shallower zones in the case of the Codell and Niobrara. So in the Wattenburg field we think we'll be thinking of things and expanding that base, you know, looking out five and seven years from today.

And the Mid-continent we've talked a lot about it. We just in November got our down spacing in Buffalo Wallow, which probably adds three and a half to four years more continuous drilling to fully exploit that field. Billy Rose is very early days, but we are certainly delightfully encouraged by the three completions that we've got on there, and we hope it becomes a major contributor as well. So really nothing other than the shale play that will be de novo, it'll be a continuation of what we've been talking about certainly throughout '04. And San Juan, as you alluded to, we have high hopes for but again it's very early days.

David Khani:
Chuck, on this new venture, have you put much value in the acquisition here?

Chuck Davidson:
I think, you know, as we've gone through it we've, you know, fully valued all the areas. And as Tom pointed out, it's early and it's building acreage, so I think we've reflected that state that it's in properly. I think, Dave, though as we look out, I mean clearly the substantial value of this company is in its main key assets. And I think the important thing is as we've dug into them and looked at them, and there are some things that we have seen that would add to it, but primarily it's these type of assets continue to generate opportunities.

They are very, I think, they're very technology-sensitive, meaning that as the expertise of the organization and of the industry goes through that they're the type of assets, multi-zone assets, tight gas, tight reservoirs that continue to generate more. And I wouldn't underestimate the value of having this type of organization and expertise as it layers onto not only our existing assets in the Rocky Mountain area, which are really more in their infancy than the Patina assets are certainly in terms of the level of development, but at the same time it really opens up the door for us to enter into new areas as well.

David Khani:
In your cap-ex budget that you put out for `05 here on the combined entity, are you shifting capital more towards accelerating your plays and also accelerating what Patina was initially going to do...?

Chuck Davidson:
I would say that first of all, our onshore domestic program for 2005 is significantly increased. This is the first time that we've talked about the Piceance Basin position where we have some 30 wells that were planned for that. It's kind of like one of those areas that Tom talked about, but we didn't talk about it because we were adding acreage in that area. We've now built a nice acreage position. We're a 100% working interest owner, we're controlling our destiny. I think we're now on the sixth or seventh well in the Piceance Basin and again it complements us very well.

Overall, in 2005 we're showing an increase in $80 million over our prior onshore program. And I would add that the capital that's shown attributable to the Patina assets is up from $230 to about $265 million, $260 million.

David Khani:
So both programs onshore are going to accelerate?

Chuck Davidson:
That's exactly right.

David Khani:
Okay, and then accretion, give us a sense of what you think the accretion is here for EPS and cash flow per share.

James McElvany:
Well, we haven't put out any earnings projections on this. We do see based on some of the estimates that we've done on the first call price deck out there, taking into account our plan to hedge up to what would be the equivalent of 75% of the production here and, more importantly, the fact that Patina plans to terminate their existing hedges. So you can't look at it from a standpoint of maybe what was being modeled currently for Patina because that takes into account the hedge accounting that they had to recognize. So when you take all those factors, we're very confident that there will be shown a very strong earnings accretion and strong cash flow accretion as well beginning in 2005.

David Khani:
Would you think it's the 5% percent level, is it the 10 to 15% level? You know, I know it's hard but based on what were first call estimates are out there, give us a sort of sense of magnitude.

James McElvany: Dave, I just don't want to...

David Khani:
You don't want to...Okay, all right. And then the last question before I let other people is any potential minor asset sales or larger asset sales from the...?

Chuck Davidson:
Well, I guess I would just say that, you know, we always are looking at the portfolio and we had some asset sales that finished up earlier this year. I think it's a bit too early here to jump into that. I think it's important right now that what we want to do is put together a good integration plan with the two companies and look at how they all fit together. I would say that in our looking at financing and cash flows we did not factor in any proceeds from asset sales.

David Khani:
Great. Okay, thank you, guys.

Chuck Davidson:
Thank you, Dave.

Operator:
Thank you. Your next question comes in from Ellen Hannan. Please go ahead.

Ellen Hannan:
Good morning, Chuck.

Chuck Davidson:
Good morning.

Ellen Hannan:
Congratulations.

Chuck Davidson:
Thank you.

Ellen Hannan:
I think most of my questions have been answered. One question I had - we visited with you a couple of weeks ago and I asked you if there was anything missing in your portfolio. You did say that you were looking for more exposure in the particular areas that Patina brings to you, however at the time you thought that the current acquisition market was fairly expensive. Now, could you comment on it a little bit, taking into consideration... obviously, I think we all understand that there's a huge amount of inventory that Patina brings to you.

Chuck Davidson:
I think that as we look at this and certainly we looked at this in a number of different ways, that the real value here was the running room and the number of projects. And I think, Ellen, what I really saw that, you know, at least in our experience where it's been, you know, fairly expensive is maybe on some of the asset sales and things like that where maybe we just couldn't see as much upside and some of the other benefits that we've talked about as we look at this one. So it's unique, there's no question about it. I think it's a unique opportunity. You know, I think Tom has already very well commented on how it's an opportunity for Patina shareholders, but I think it's a tremendous opportunity for Noble shareholders and the combined shareholder base going forward.

Ellen Hannan:
Great.

Chuck Davidson:
This is something that will be in our portfolios for many, many, many years. This is not a here-today-gone-tomorrow. This is a significant repositioning of the company.

Ellen Hannan:
Terrific. Thank you very much.

Chuck Davidson:
Thank you.

Operator:
Thank you. The next question comes in from Ryan Zorn. Please go ahead.

Ryan Zorn:
Good morning, Chuck.

Chuck Davidson:
Good morning.

Ryan Zorn:
I wondered if you could be a little more exact on your cap-ex progression as it relates to these assets. And I wonder if you could break out the total that you'll need to develop the pud base and then what you'll need to do the unproven inventories that you're getting.

Chuck Davidson:
As we look, and we certainly looked at kind of the history of converting not only puds, but probables and possibles. And for instance when you look at the history and kind of our projection going forward we see that the access cost whether it's a pud or near-term probables and possibles are around $6 to $7 a barrel. If you kind of go out in time, we probably risk a bit more, and so we would see that cost perhaps growing a bit. But I think it's really too early to tell. I mean that's just basically a function of doing your normal risking out into the future. And I guess that in terms of just the absolute capital level if you sort of look at these assets, we see... you know, this is a program that can go to $300/$350 million over the next couple of years.

Ryan Zorn:
Okay, thanks, that's helpful. Any idea on a peak rate achievable from these assets?

Chuck Davidson:
Well, we see it as a growing profile going forward. I know that for instance we're at... it looks like the assets will be up about 12% next year over this year, and we see continued growth going into 2006, especially with the acceleration of capital investments. So they're pretty long-lived. I think, you know, what we've really looked at, and we're careful is to make sure we match production growth against infrastructure capacity, offtakes out of the Rockies, again kind of a longer-term program, but it's not something that we see bending over quickly. We see this as growing for a number of years.

Ryan Zorn:
Okay. Obviously you've been conversing since July, you've had a lot of time and your action today obviously speaks to your attraction to the portfolio that you're getting here, and I guess I'm just wondering if you might be able to rank a little bit for us the go-forward portfolio. And do things start to get squeezed out or does it become less attractive to you based upon what Patina brings to the table? And I guess the real driver of the question is how does the Gulf Coast fit in going forward?

Chuck Davidson:
I think as you look at it going forward, I think that, you know, we have continued to reduce our reliance on particularly the Gulf of Mexico shelf, the traditional shelf. We look at the deep shelf, and I think this transaction just highlights that direction and a continuation of that direction.

Ryan Zorn:
And onshore as well or just...

Chuck Davidson:
No, I wouldn't get to that point because the onshore Gulf Coast, yes it is shorter-lived, but we still have a very significant inventory of projects that have good returns. I would say that it does allow us and it fits very well with the strategy that we talked about recently is that... that we're looking now at things in the Gulf Coast that are maybe a little bit greater, more significant in potential, and so we... again, maybe we'll be diversifying our exploration portfolio towards maybe some more significant prospects, and I think that's already happening for our 2005 program. But again, it's a very strong program.

Ryan Zorn:
Okay.

Chuck Davidson:
And, you know, I want to go back to a question because I think that, you know, I think it's important to give people a sense of where we are on accretion and give... maybe go ahead and give a little bit of guidance here even though it's fairly broad, but I think just so everybody knows kind of what we're thinking, we're seeing from our perspective that this is accretive in kind of the... on a cash flow basis in the mid single-digit range and certainly in the teens on earnings per share. Again, taking into account the hedges we put in place, the unwind of the existing hedges going forward.

Ryan Zorn:
Okay. Thanks, Chuck.

Chuck Davidson:
Thank you.

Operator:
Thank you. Your next question comes in from David Cameron. Please go ahead.

David Cameron:
Good morning. Congratulations.

Chuck Davidson:
Thank you.

David Cameron:
A question, and maybe I missed this, did you mention a break-up fee at all?

Chuck Davidson:
Yes, the break-up fee, obviously there's lots of different categories in there, but it's on page 5 of our handout and it's down at the bottom. It's $100 million.

David Cameron:
Okay. Another question - the 263 proved reserve referenced in the text, is that... is that... Chuck, is that your number or Tom, is that your number? Where did that number come from?

Chuck Davidson:
Well, I'll let Tom talk about, you know, where it comes from but I'll just start off by saying we've mutually looked at these assets and that was kind of our estimate at a point in time. And I know that they've told us they're still working on their year-end numbers, but that was kind of our estimate at sort of a point in time. Tom.

Tom Edelman:
I can help there, Chuck, David. That's a low estimate of what we think we'll book at year-end in proved. Of course we're used to talking in MCFEs but there's just a six to one conversion. We think we will be over, maybe a bit over the 1.60 level at year-end but we won't finish reserves till probably middle of January, but we're far enough along that we're confident we'll exceed this number.

David Cameron:
Okay, that's why I was asking, it seemed a little light. And last question for you, Tom. Can you take us through your mindset a little bit - when you... you know, you're in a position where you needed to either... I guess you wanted to either grow, you know, or find a way to maximize shareholder value. Can you walk us through your mindset and the board's mindset as to why now versus, you know, 12 months from now after you acquire some more assets?

Tom Edelman:
Sure. Well, in terms of mindset, two things. One, as you know, we have from our inception said that a) we're only interested in growing and b) that the company is always for sale if a transaction could be done on a basis that we thought was more attractive to our shareholders. And the mindset that really led to this was we were approached by Chuck and by his advisors in terms of this possibility as we have been by a large number of others over the year. We thought this was an unusually attractive combination in terms of the strategic fit that Chuck and Dave have alluded to here.

We think the balance between the international and domestic can actually lead to a re-rating of the stock based on size and geographic balance to increase its cash flow multiple once the deal is absorbed, and our feeling was that this was a very attractive strategic transaction for our shareholders. It was not that we didn't feel we'd continue to grow, although as I indicated in my quote in the press release, we have had a long-term theory that once you get to somewhere in the $5-billion range, which we are not at but we're approaching at a fairly rapid pace, that we would probably need to figure out how to access international. And this has the virtue from our perspective for those shareholders such as myself who will continue forward as a major combined investor in this company, that this gives us a superb international presence and a management team led by Chuck that we think can enhance us both on the international and the domestic side.

So we're trying to enhance our shareholder return, it's that simple. We'd have done it 12 months ago, now or 12 months from now with the right opportunity and we felt this was the right opportunity.

David Cameron:
Okay. Thanks. I'll let somebody else jump on.

Chuck Davidson:
Thank you.

Operator:
Thank you.  Your next question comes in from Sam Sabbagh. please go ahead.

S.T. Telefergotta:
Yes, hi, it's S.T. Telefergotta(ph) for Sam Sabbagh. Are there any performance or earnings requirements or limitations on reserve restatements in the merger agreement?

Tom Edelman:
None whatsoever.

S.T. Telefergotta:
Great, great. And does the material-adverse effect language exclude changes in the oil and natural gas industry from being considered a material-adverse change?

Tom Edelman:
We don't believe... the document is long and will be filed shortly of course, but I think, Chuck, it's fair to say that us and our advisors worked very diligently. We intend to close this transaction as publicly announced but neither one of us or our boards would consider it if that wasn't our overwhelming intention. We all have fiduciary duties that we will honor of course in this and every other situation, but there are no outs in this transaction that we were not forced to put in by Delaware law or our fiduciary duties.

S.T. Telefergotta:
Great. Thank you very much. Congratulations.

Chuck Davidson:
I would absolutely agree with that.

S.T. Telefergotta: Thank you.

Operator:
Thank you. Your next question comes in from Jack Aydin. Please go ahead.

Jack Aydin:
Hi, Tom. Now I know why you never answered my call.

Tom Edelman:
Jack, it's unlimited affection, it's just that we had to put Chuck at slightly higher priority temporarily.

Jack Aydin:
Okay. Now as regards to termination, let us assume while Noble stock is go down to a certain level and the value of the transaction for your shareholder is basically deteriorate... is that... will be consider possibility of terminating?

Tom Edelman:
Yes and no. There are bizarre circumstances which we have spent some late nights running through where one party or the other, as I indicated, would be forced by its lawyers and Delaware law and fiduciary responsibility to take action. In my opinion, after 35 years of doing this, as you know, first on Wall Street and then later in this industry for a quarter of a century, they will not happen. That is my judgment.

Jack Aydin:
Okay, the second question: Do the share... do I read it correctly, the shareholders have option to take all their, you know, interest in Noble stock?

Tom Edelman:
Yes, this is a cash election. Every shareholder will have a choice to take stock or cash. It is subject to a proration meaning if everyone chose to take stock, the deal would be prorated and every single person would end up at the exact 60/40. What we are hoping, and the structure is designed to do, of course not perfectly, is to as many people as possible who are anxious to have the ongoing investment, because we think it's going to be a very attractive investment, can get that stock or at least tilt that direction and those who want to take their profits can do that. So it's subject to the corporate constraint of the 60/40. It will be the choice of the Patina shareholders which way they go.

Jack Aydin:
Well, I, you know, it's a good deal, I think it's a very good deal for Noble. I'm not so sure I like it for you.

Tom Edelman:
Well, obviously, Jack, you've known me a long time. I do things that I believe
- doesn't mean I'm right - are in the best interests of our shareholders And I and our board unanimously agree after meeting with Chuck, talking about their plans, talking about these array of assets that Chuck has gone through, we think this is going to be an exceptional company, and we think once we get the full material filed with the commission, etc., that you're going to see some information and become more and more confident that this thing can have multiple expansion as well as terrific results over the next couple of years. You put that into the mix, it becomes very powerful.

Jack Aden:
Congratulations in any case.

Tom Edelman:
Thank you, Sir.

Operator:
Thank you. Your next question comes in from Michael Emerald (ph). Please go ahead.

Michael Emerald:
Can you please explain to me the adjustment mechanism in more detail? Does the cash consideration get adjusted and the stock consideration get adjusted? How exactly is that worded?

Chuck Davidson:
You're talking about on the equalization?

Michael Emerald:
Yes, the equalization.

Chuck Davidson That's the price equalization?

Michael Emerald:
Right.

Chuck Davidson:
As we look at... obviously because the amount of cash in the transaction is fixed and the number of shares are fixed, I mean conceptually as you think about it, and our stock price moves up and down, as we get to closing the important thing is as these shareholders have elected either cash or stock or some mix that they get equivalent value from each. So at the end, the equalization will allow so that they will be getting equal value whether it's from the $14 (inaudible due to background noise) plus the stock or whether they take it all stock, that they get equivalent value. But basically you'll be looking at Noble stock price (inaudible) as we get close to the closing to make sure it's all equalized out and everybody gets the same equal value.

Tom Edelman:
Can I try, Chuck, because this is very confusing and we spent some long nights on it.

Chuck Davidson:
Yeah, you have a different (inaudible due to background noise). Fire away.

Tom Edelman:
The way I look at this is there is an amount of cash and an amount of stock including debt assumption that totaled roughly $3.4 billion. That value will vary not because of the cash which of course stays constant, but because Noble stock will go up and down. Down of course in the short run because of the arbitrage. Our conviction is it will go up eventually. But in either case it will go up or down. The total pot, the cash and the stock will be valued at the time of the election. And let's say it has gone up, the total pot, the value of that cash and stock by 10%, the cash price per share and the stock price per share obtainable each go up by 10%, meaning you look at the growth in the whole pot or deterioration and you spread it equally.

Another way to do this very simply is start with the price the night before announcement of Noble of 61.54. Any rise or fall, and I'm not going to explain why, just trust me, any rise or fall in that stock price, 37.5% will enure to a POG share. So for every dollar Noble stock is higher or lower. When the time comes for the exchange the Patina shareholder will get 37 1/2 cents more or less as appropriate.

Michael Emerald:
And the example given in the release, 37.89, both the cash electors and the stock electors would receive 37.89?

Tom Edelman:
Yeah, that, assumed that nothing happened, meaning the stock never changed again.

Michael Emerald:
Gotcha. Can you disclose when the pricing period is?

Tom Edelman:
The lawyers had more fun with this than we could stand up to and including 3:00 in the morning. Forgive me, I'll let you read it when it's filed because I'm certain I'll say something incorrect.

Michael Emerald:
Okay.

Chuck Davidson:
I can't possibly repeat that one correctly. Next question.

Operator:
Thank you.  The next question comes in from John Seltzer.  Please go ahead.

John Seltzer:
Historically you had some international plays or things that you've been involved in. You maintained I guess some of those connections or do you have some international areas of interest to you?

Tom Edelman:
I'm sorry, was that question addressed to me?

John Seltzer:
Yes, it was.

Tom Edelman:
My goodness, I'm very flattered. I consider Chuck the international expert. Yes, I've worked going back to my Snider Oil days quite extensively internationally, although it was a pale shadow frankly, although very successful, of what Chuck and his team have done. And obviously to the extent that I can be helpful, or our management can be helpful going forward, but at least the way both sides are looking at this is except for something serendipity our contribution will be our expertise, contacts, familiarity, onshore domestic but certainly we're overwhelmingly looking to Chuck and the Noble side for their expertise in the deep as well as shelf Gulf of Mexico and internationally.

John Seltzer:
And who are the advisors on the deal?

Chuck Davidson:
J.P. Morgan and Petrie Parkman on the finance side and Skadden Arps legal for us and Cravath for legal for Patina.

John Seltzer:
Okay. Thank you and congratulations.

Chuck Davidson:
Thanks, John.

Operator:
Thank you. Your next question comes in from Hai Weng(ph). Please go ahead.

Hai Weng:
Hi. Tom, you mentioned that you were approached by other parties in the past. Once you were approached by Chuck, did you contact other parties? Were there any sale talks at all (ph)?

Tom Edelman:
We have spoken to people and met with other suitors, I'm embarrassed to tell you, as recently as 10 days ago on unsolicited approaches because we didn't think we ought to shut it off until this was public. I'm embarrassed to tell you this is probably in the dozen or more category fairly serious discussions that we've had. Our feeling was we were extremely knowledgeable about the value of this. The thing that was convincing was the strategic benefits that we saw of combining with Noble and Chuck's organization. So we never stopped discussions with other people, but we did not hold even a mini-auction process here, we didn't believe in our or our advisors' view it was needed.

Hai Weng:
Okay, and my follow-up is both parties conducted pretty extensive due diligence I gather?

Tom Edelman:
Very extensive.

Chuck Davidson:
Yeah, very extensive. And I would add that Patina did a very extensive due diligence on our international portfolio and certainly I think from our standpoint we got a chance to spend a lot of time understanding the onshore assets of Patina. We both use a common engineering firm that helps us do our reserves and they were able to participate in the process as well.

Tom Edelman:
And on the international front we hired special political risk firms, Wood McKenzie and PFC, to advise us on the specific country and political risks as well as some of the specifics of the project arrangements and took a lot of comfort from their expertise because it is not... despite our limited familiarity, it is certainly not our area of expertise.

Hai Weng:
Right, okay. Great. Thank you very much.

Operator:
Thank you. Your next question comes in from Andrew Brown. Please go ahead.

Andrew Brown:
Yes, I was wondering, you're using a five-year revolving loan to finance a large part of this. Is your intent to just sort of as you go along pay that down out of cash flow and then keep any capacity for dry powder for future acquisitions? Or would you look to term that out with perhaps a bond deal at some point in the future?

James McElvany:
We will anticipate paying down the $1.3 billion revolver. I might add that we do in fact have some dry powder. Noble has, in addition to the $1.3 billion, a commitment that we have received an additional $800 million of which we think we'll have at least $400 million of liquidity which would allow us to take on any reasonable size acquisition in the intervening period.

Tom Edelman:
May I join you here for a moment? I think it's fair to say without new transactions, Chuck, that this combined entity at current commodity prices we expect to throw off half a billion dollars or more of free cash flow.

Chuck Davidson:
Yeah, and as a result absent anything else, we can see that debt coming down dramatically, very quickly.

Tom Edelman:
Yeah, I mean we really look at this combined company from the Patina shareholders and board's perspective as very similar to Patina in that we look at the debt almost as transactional. That the strength of the business, the production profile and the free cash flow, particularly backed up by the hedging, is so strong that this thing is very much self-financing except for really major transactions. So with Chuck's investment grade rating, with those kind of cash flows, and with the wildly receptive markets to anything from energy at the present time, I don't think we regard this as having any financial constraints whatsoever.

Andrew Brown:
Okay, thank you.

Operator:
Thank you. Your next question comes in from Sam Kidston. Please go ahead.

Sam Kidston:
Yeah, hi, Tom, just wondering what election you're going to take in the merger.

Tom Edelman:
As I told Chuck, I will be somewhere between the average of my shareholders and all stock. I have some fairly complicated tax arrangements going back to when I formed Patina that I have to go through unfortunately with accountants and even estate lawyers despite my extraordinary youth. But I will at the minimum take the amount of stock the average shareholder does, at the maximum I will be 100% stock. I am very enthusiastic about this entity as well as its potential as I said to be re-rated in the market value-wise.

Sam Kidston:
Excellent. Thank you.

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Operator:
Thank you. Your next question comes in from Charles Slotnik. Please go ahead.

Charles Slotnik:
Good morning and congratulations on this extraordinary transaction. I just had a couple of questions, trying to go through all the numbers. In terms of Noble... excuse me, POG shares outstanding for all these very difficult calculations, is 70,624,000 a good number or what's the number we should be using?

Tom Edelman:
It gets a little complicated but I'd use 72 million as primary outstanding. And total complete dilution, meaning forget treasury method or any other calculation, every option and warrant is approximately 80 million. Now most of those will not turn into shares because, as you'll see in the filing, they roll into securities that are exercisable into Noble stock. In fact, one of the things that we have obtained and we thought was very important that has been very well received by our key employees, management as well as technical is they will retain the right to hold their options and exercise them into Noble stock, so they're going to have a big vested interest in the ongoing success of the enterprise as will I and Jay and Dave.

We very much bargained for the right for ongoing participation. So I'd use the 72 for starting and the 80 fully diluted but you can't use the 80 if you're doing any per share because most of it will stay in its existing form, just with the right to exercise into Noble stock.

Charles Slotnik:
So if I look at the 72 million shares you're talking about and a fixed pot of 27 million Noble shares are going to be issued along with 1.1 billion shares in cash, dollars and cash, assuming everybody went for all stock the proration would roughly be, there would be 72 million shares... 27 million shares divided by 72 million shares outstanding issued to POG shareholders and they would divide up 1.1 billion in cash among those 72 million shareholders. Is that correct?

Tom Edelman:
It's basically right but I at least and Chuck, it's your lead here, but I think the detailed calculations are better done offline. We have over 200 people here, it is a very arcane area, and it moves depending on shareholder elections and the proration. I'd suggest with either Dave Kordner (inaudible) or Mr. McElvany that we discuss this offline and not take up everyone's time because...

Charles Slotnik:
Okay, we'll take it up offline but is the real 60/40 close to 62/38 at the end of the day?

Tom Edelman:
Not that we know of.

Charles Slotnik:
Okay.

Chuck Davidson:
No, no, no, it should be very approximate to 60/40. You've got to make some assumptions about, you know, where everything is going but we can....

Charles Slotnik:
We can pick it up later. I appreciate your time.

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Chuck Davidson:
Yeah, I think we need to pick it up later. Let's... okay. Next question please.

Operator:
Thank you. Your next question comes in from Anna Chronis. Please go ahead.

Chuck Davidson:
Hello?

Operator:
Ms. Chronis, please go ahead.

Steve Diane:
Oh, hi, this is Steve Diane for Anna Chronis. Hi. My question relates to a few questions ago you were asking... someone asked you if you had held an auction process and you said no but that you had spoken to someone as soon... as recent as 10 days ago. Why didn't you? Undoubtedly you had other interested buyers. Why didn't you hold an auction?

Tom Edelman:
I assume that is addressed to me.

Steve Diane:
Yes.

Tom Edelman:
I don't actually believe in them. I think they're highly disruptive to the company while you go through the process. We held a controlled auction I guess about two and a half years ago, it may even be three years ago, and it did not work nearly as well as several direct negotiations we've had, even ones unlike this that did not successful conclude. We were convinced that in the right strategic situation the way to maximize the value was to find the right partner and put together a deal that was as close to optimal as we could get for both parties.

Steve Diane:
Right, but two and a half/three years ago the business was in a completely different environment and you undoubtedly did have other interested, you know, buyers of the company. So wouldn't it be, you know, the fiduciary responsibility to your shareholders to put this company up for auction?

Tom Edelman:
Well, obviously since I'm not in the habit of breaking the law, I don't believe so. Look, it's a judgment call...

Steve Diane:
This has nothing to do with law.  I mean...

Tom Edelman:
Fiduciary duty is very much a matter of law.

Steve Diane:
Well, yes, that is but putting up the company for auction wouldn't break any laws.

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Tom Edelman:
No, of course not. It's what you just said, if I breached our fiduciary duty and our board did, that would be breaking the law.

Steve Diane:
That's correct.

Tom Edelman:
Now, we believed this was the way to maximize the value to our shareholders. It is, I will be the first to admit, a judgment call just like whether you list your house exclusively or through multiple listings. It's a judgment call as to what will optimize the value. We believed this was the optimum solution for our shareholders and, as I mentioned, we have tested this market a lot including a very aggressive potential buyer who as I said I was with as recently as 10 days ago. We believed this is a superb transaction for our shareholders and that is why I and the board unanimously recommended it.

Steve Diane:
Right. Also you mentioned that you have a break-up fee of $100 million. Is there language in the documents that allows for other buyers to come in with a superior offer?

Tom Edelman:
Absolutely.

Steve Diane:
Absolutely?

Tom Edelman:
Either side can receive a superior offer and then it gets complicated so I'll defer to the filing if you'll forgive me, but anyone can come in with a superior offer and buy either one of these companies and break up this deal.

Steve Diane:
Okay. Thank you very much.

Operator:
Thank you. Once again if there are any questions please press star 1 on your touchtone phone. Thank you. There are no questions at this time.

Chuck Davidson:
Well again, thank you very much for joining us today. I know both Tom and I are extremely pleased at the announcement that we're making here. We think that combined it's going to be an outstanding company. I know that I am certainly looking forward to working with the Patina organization in carrying forward and developing what should be an outstanding company showing growth and value creation for both sets of shareholders into the future.

Tom Edelman:
I share those sentiments. I'm sure we'll both be speaking to you along with Dave Kornder (inaudible) and a number of our key staff members over the next weeks as this proceeds, but I think Chuck and I are absolutely aligned as is our boards that this is very, very much in the best interests of both shareholders and should lead to a far, far stronger combined company than either company in the short run is able to deliver.

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Chuck Davidson:
Thank you. With that I think... we appreciate your attention this morning and we'll close out the call.

Operator:
Thank you very much. This does conclude today's conference call. Please disconnect your lines and have a wonderful day.

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